Exhibit 99.1

JinkoSolar Announces Results of 2017 Annual General Meeting

Shanghai, November 15, 2017 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE:JKS), a global leader in the solar PV industry, today announced that all shareholders resolutions proposed at the Company's 2017 annual general meeting held today were duly passed. Specifically, the shareholders passed the following resolutions approving:

1.	The re-election of Mr. Longgen Zhang as a director of the Company;

2.	The re-election of Mr. Yingqiu Liu as a director of the Company;

3.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2017;

4.	The authorization of the directors of the Company to determine the remuneration of the auditors; and

5.	The authorization of each of the directors of the Company to take any and all action that might be necessary to effect the forgoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 6.0 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 7.5 GW for solar modules, as of June 30, 2017.

JinkoSolar has over 15,000 employees across its 8 production facilities in China (5), Malaysia, Portugal, and South Africa; 16 overseas subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates; and 18 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil, and Mexico.

To find out more, please see: www.jinkosolar.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Mr. Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +86 10 5900 2940

Email: carnell@christensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com